EXHIBIT 11

Radian Group Inc.

Schedule of Net Income (Loss) per Share

	Three Months Ended June 30		Six Months Ended June 30
(In thousands, except per-share amounts and market prices)	2009	2008	2009	2008
Net income (loss)	$231,875	$(392,524)	$14,438	$(196,886)
Average diluted stock options outstanding	—	—	—	—
Average exercise price per share	$—	$—	$—	$—
Average market price per share—diluted basis	$—	$—	$—	$—
Average common shares outstanding	81,396	79,967	81,400	79,960
Increase in share due to exercise of common stock equivalents—diluted basis (1)	844	—	836	—

Adjusted shares outstanding—diluted	82,240	79,967	82,236	79,960

Net income (loss) per share—basic	$2.85	$(4.91)	$0.18	$(2.46)

Net income (loss) per share—diluted	$2.82	$(4.91)	$0.18	$(2.46)

(1)	For the three and six months ended June 30, 2009, 3,780,500 shares of our common stock equivalents issued under our stock-based compensations plans were not included in the calculation of diluted net income per share because they were anti-dilutive. As a result of our net loss for the three and six months ended June 30, 2008, 4,371,633 shares of our common stock equivalents were not included in the calculation of diluted earnings per share because they were anti-dilutive.